SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Av. Presidente Vargas, 409 – 13rd floor
Website	www.eletrobras.com
Investor Relations Director	Armando Casado de Araujo
E-mail: df@eletrobras.com
Phone: 55 (21) 2514-6431
Fax: 55 (21) 2514-5714
Investor Relations Officer	Arlindo Soares Castanheira
E-mail: arlindo@eletrobras.com
Phone: 55 (21) 2514-6331
Fax: 55 (21) 2514-5964
Newspapers where the shareholding acts are published	In 2014, the company’s legal subjects are going to be published on the following newspapers: Correio Braziliense - Brasília

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2013
EVENT	DATE
Availability to Shareholders	03/27/2014
Publication	04/16/2014
Disclosure in the website of CVM/BM&FBovespa/SEC	03/27/2014

Standardized Financial Statements – DFP, for the year ended December 31, 2013
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa/SEC	03/27/2014

Annual Information (Resolution 480-CVM), for the year (December 31, 2013)
EVENT	DATE
Disclosure in the website of CVM/BM&FBovespa/SEC	05/29/2014

ITR – Quarterly Information

EVENT	DATE
Regarding 1st Quarter	05/15/2014
Regarding 2nd Quarter	08/14/2014
Regarding 3rd Quarter	11/14/2014

Ordinary Stockholders Meeting

EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/BM&FBovespa/SEC	03/28/2014
Disclosure of the Announcement to Shareholders in the website of CVM/BM&FBovespa/SEC	03/28/2014
Publication of the Announcement to Shareholders	03/28/2014
Ordinary Stockholders Meeting	04/30/2014
Disclosure of the main deliberations of the Ordinary Stockholders Meeting in the website of CVM/BM&FBovespa/SEC	04/30/2014
Disclosure of the Minutes of the Ordinary Stockholders Meeting in the website to CVM/BM&FBovespa/SEC	05/07/2014

1

Public meeting with analysts

EVENT	DATE
Public meeting with analysts (Apimec Rio)	04/02/2014
Public meeting with analysts (Apimec São Paulo)	04/03/2014
Public meeting with analysts (Apimec Belo Horizonte)	04/04/2014
Road show – United States	07 to 04/11/2014
Public meeting with analysts (Apimec Brasília)	04/23/2014
Public meeting with analysts (Apimec Porto Alegre)	04/24/2014
Public meeting with analysts (Apimec Florianópolis)	04/25/2014
Public meeting with analysts (Apimec Fortaleza)	04/29/2014

Conference Call

EVENT	DATE
Conference Call at 11:00 am – Brasília time (presentation of the financial statements - December 2013). The access number will be announced through the site and specific Announcement	03/31/2014
Conference Call at 11:00 am – Brasília time (presentation of the financial statements – March 2014). The access number will be announced through the site and specific Announcement	05/16/2014

Board of Directors meetings already scheduled

EVENT	DATE
Board of Directors meeting (to deliberate on the financial statements and results destination)	03/27/2014
Disclosure of the Summary Decisions of the Board of Directors meeting in the website of CVM/BM&FBovespa/SEC	03/27/2014
Disclosure of the Minute of the Board of Directors meeting in the website of CVM/BM&FBovespa/SEC	04/04/2014

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.